UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: October 7, 2008
Commission file number 1- 12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40- F ☐
     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___]

Yes ☐	No ☑
     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___]

Yes ☐	No ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___]

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2008	TEEKAY CORPORATION
	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda
NEWS RELEASE

TEEKAY ANNOUNCES 15 PERCENT DIVIDEND INCREASE
AND NEW $200 MILLION SHARE REPURCHASE PROGRAM

Hamilton, Bermuda, October 7, 2008 — Teekay Corporation (Teekay or the Company) (NYSE: TK) announced today that its Board of Directors has approved a 15 percent increase in the Company’s quarterly cash dividend. The dividend will increase to $0.31625 per share, from $0.275 per share in the previous quarter. This dividend will be paid on October 31, 2008 to shareholders of record as at October 17, 2008.
“We are pleased to announce the sixth consecutive yearly increase in Teekay’s dividend, which has grown at a compound annual rate of 20 percent over this period,” commented Bjorn Moller, Teekay’s President and Chief Executive Officer. “The increase in our dividend reflects the continued growth in our fixed-rate businesses and our confidence in the long-term fundamental strength of Teekay. It also allows Teekay shareholders to participate in the stable and growing cash distributions we receive from our publicly-traded subsidiaries, Teekay LNG Partners and Teekay Offshore Partners.”
Teekay also announced today that its Board of Directors has authorized the repurchase of $200 million of its common stock. This amount represents approximately 14 percent of the Company’s total market capitalization as of October 6, 2008.
“We believe Teekay’s shares represent very good value and the most compelling investment we can make at this time,” stated Mr. Moller. “We have ample liquidity to act on this opportunity. Already in 2008, we have raised over $300 million of public equity at the subsidiary company level and completed over $225 million of vessel sales to third parties which have helped increase Teekay’s current total liquidity to approximately $1.8 billion. In addition, our strong cash flows from vessel operations — a large portion of which is from stable long-term contracts — and pre-arranged financing on substantially all of our committed fleet growth provides us with significant financial flexibility.”
Shares will be repurchased in the open market at times and prices considered appropriate by the Company. The timing of any purchases and the exact number of shares to be purchased will be dependent on market conditions. Since the end of 2004, the Company has repurchased approximately 26 percent of its outstanding shares.
Teekay continues to make progress on its previously announced restatement of financial results for the period from 2003 through the end of the second quarter of 2008. The restatement is expected to be completed within the next few weeks.
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About Teekay
Teekay Corporation transports more than 10 percent of the world’s seaborne oil, has built a significant presence in the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), is further growing its operations in the offshore oil production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO), and continues to expand its conventional tanker business through its publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK). With a fleet of approximately 190 vessels, offices in 22 countries and 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Company’s future growth prospects; growth in cash flows from the Company’s publicly-traded subsidiaries; the amount and timing of newbuilding deliveries and associated financings; the amount and timing of share repurchases; the amount and timing of future dividend increases; and the timing of the Company’s determination of restated results for prior periods. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; changes affecting the offshore tanker market; shipyard production delays; the Company’s future capital expenditure requirements; the potential inability of the Company, Teekay LNG Partners L.P., Teekay Offshore Partners L.P. and Teekay Tankers Ltd. to raise financing to purchase additional vessels; conditions in the United States capital markets; changes affecting the conventional tanker market; the determination of the Company’s restatement of prior period results; and other factors discussed in Teekay’s filings from time to time with the U.S. Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2007. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
For Media enquiries contact:
Nicole Breuls
Tel: + 1 (604) 844-6631
Web site: www.teekay.com
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